Exhibit 12.1
GREAT PLAINS ENERGY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year to Date September 30

	2005	2004	2003	2002	2001	2000

	(thousands)
Income (loss) from continuing operations	$134,792	$173,535	$189,702	$136,702	$(28,428)	$53,014
Add
Minority interests in subsidiaries	7,805	(2,131)	(1,263)	-	(897)	-
Equity investment (income) loss	758	1,531	2,018	1,173	(23,641)	22,994

Income subtotal	143,355	172,935	190,457	137,875	(52,966)	76,008

Add
Taxes on income	32,396	54,451	78,565	51,348	(34,672)	7,926
Kansas City earnings tax	709	602	418	635	583	421

Total taxes on income	33,105	55,053	78,983	51,983	(34,089)	8,347

Interest on value of leased property	4,604	6,222	5,944	7,093	10,679	11,806
Interest on long-term debt	47,189	66,128	58,847	65,837	83,549	57,896
Interest on short-term debt	3,500	4,837	5,442	6,312	9,915	11,050
Mandatorily Redeemable Preferred
Securities	-	-	9,338	12,450	12,450	12,450
Other interest expense and amortization	4,262	13,563	3,912	3,760	5,188	2,927

Total fixed charges	59,555	90,750	83,483	95,452	121,781	96,129

Earnings before taxes on
income and fixed charges	$236,015	$318,738	$352,923	$285,310	$34,726	$180,484

Ratio of earnings to fixed charges	3.96	3.51	4.23	2.99	(a)	1.88

(a) An $87.1 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage.
A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.